

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

February 18, 2010

Terence R. Rogers
Ryerson Holding Corporation
2621 West 15th Place
Chicago, IL 60608

> **Re:** **Ryerson Holding Corporation**
> **Registration Statement on Form S-1**
> **Filed January 22, 2010**
> **File No. 333-164484**

Dear Mr. Rogers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that throughout the first part of the document you refer to net sales, net income and Adjusted EBITDA amounts for the "twelve months ended September 30, 2009." In light of the fact that the audited and unaudited financial statements included in this Form S-1 are for the year end December 31, 2008 and the nine months ended September 30, 2009, respectively, we do not believe it is appropriate to provide sales, net income, or any other financial measures for a period that is not consistent with your financial statements. Please revise to eliminate these amounts or alternatively replace them with fiscal 2008 or year-to-

date fiscal 2009 amounts. Alternatively, please tell us and revise the filing to explain why you believe your current presentation is meaningful to potential investors.

Back Cover Page

2. Please move the dealer prospectus delivery requirements to the back cover page.

Prospectus Summary, page 1

General

3. Your summary appears to duplicate disclosure provided in your "Business" section. Please revise your summary to provide a brief overview of the key aspects of your offering and to present a more balanced picture of your business and industry. Refer to Item 503 of Regulation S-K.

4. As a follow up to the above comment, please limit your use of marketing language throughout your filing. Examples include but are not limited to "strategically located," "uniquely positioned," "coordinated and consistent methodologies," and "strategically aligned."

5. You refer to a number of estimates and statistics given by various government and non-governmental agencies, such as the U.S. Congressional Budget Office, the MSCI, and Purchasing Magazine. Please disclose the names of any reports that form the basis of these estimates and statistics. If these sources are not generally publicly available at a nominal cost, file a consent from the preparer as an exhibit to the registration statement.

Our Company, page 1

6. Please revise your introductory paragraph to include the net sales and net income (or net loss) for your most recent audited period, as well as your interim stub. Please similarly revise in the first paragraph of your Business Section at page 53.

7. Please disclose the basis for your statement that the changes Platinum has made since its acquisition have resulted in "permanent" cost savings estimated at $180 million annually and position Ryerson for "improved profitability and future growth." Include a breakdown of the $180 million estimate, to the extent practicable. Similarly revise your disclosure on page 4.

Industry Outlook, page 3

8. Please balance this section to add disclosure that there can be no guarantee on the timing of any overall improvement in the industry. Please balance the disclosure to also indicate that the current recessionary climate has affected and may continue to affect your results.

9. Please quantify the "improving trend" that you have seen in your orders, to the extent practicable.

10. Please provide the basis for your statement that restocking activities are "expected to be significant and protracted."

11. Please define "CRU" upon first use.

12. Please quantify your "significant and growing presence" in China, to the extent practicable. Please similarly revise throughout your filing.

Leading Market Position, page 4

13. Please substantiate to us that you are the largest distributor of stainless steel in the United States and Canada. Also substantiate to us that you are the only major North American service center with a significant presence in China.

Transformed Operating and Cost Structure since Platinum Acquisition, page 4

14. Please disclose the basis for your statement that you have reduced your annual costs by approximately $280 million. Provide a breakdown of those cost savings and specify the time period over which those cost savings were realized.

15. Please define "the cycle."

Broad-Based Platform for Growth, page 5

16. Please revise the first sentence for accuracy. Whatever your ability to "improve profitability" is, it did not keep you from losing money recently.

Ryerson Holding Offering, page 8

17. Please quantify the percentage and amount of the gross proceeds that Platinum and its affiliates are expected to receive in the Ryerson Holding Offering.

The Sponsor, page 8

18. Define Platinum's "M&A&O" approach.

Corporate Structure, page 9

19. Please revise to include an organizational chart including your current structure and ownership, including material subsidiaries and ownership by Platinum and its affiliates.

20. Please disclose how your beneficial ownership will change after the offering.

Risk Factors, page 15

21. Refer to the opening paragraph. Please delete the third and fourth sentences. All known material risks should be described. If a risk is not deemed material, please do not reference it.

Our controlling stockholder, page 23

22. Please consider expanding this risk factor to provide investors with a better sense of what control by a few significant shareholders means. Examples might include the cash dividend to your stockholders of the proceeds from the Ryerson Holding Offering and the first use of proceeds from this offering to redeem in full the Ryerson Holding Notes and the ability to declare future dividends. Another potential example is disclose how much Platinum paid for Ryerson and how much it made on that transaction using the public offering price of this offering.

Forward-Looking Statements, page 26

23. Please delete the reference to the Private Securities Litigation Reform Act of 1995 or make clear that its statutory safe harbor does not apply to you. Refer to Section 27A(b)(2)(D), which expressly states that the safe harbor for forward-looking statements does not apply to statements made in connection with an initial public offering.

Capitalization, page 29

24. We note your disclosure that the capitalization table is shown on a "further as adjusted basis" to give effect to the sale of shares of your common stock and the application of the net proceeds. Please revise to disclose the method you used in calculating or determining the estimated amount of net proceeds you will receive from the sale of stock in this offering (e.g. midpoint of the range of stock prices listed on the front of the document).

25. We note that you have reflected the Services Agreement Termination in the "as further adjusted" column of your Capitalization table. Please revise to include footnote disclosure of the nature and terms of this Services Agreement and its termination, or cross-reference to a discussion thereof.

Selected Consolidated Financial Data, page 32

26. Please revise your table of Selected Consolidated Financial Data to include disclosure of cash dividends per common share. See Item 301 to Regulation S-K.

Management's Discussion and Analysis

Results of Operations, page 36

27. We note your disclosure of the results of operations discusses the changes between periods of net sales and gross profit. Please revise to discuss and analyze net sales and cost of materials sold (rather than just gross profit). Because gross profit is impacted by both net sales and cost of materials sold, we believe a separate discussion of cost of sales results is appropriate.

Total Debt, page 43

Ryerson Credit Facility, page 43

28. Please briefly explain how the credit availability is limited by the amount of "eligible" accounts receivable and inventory pledged as collateral.

29. Please add risk factor disclosure that if availability under the facility declines to a certain level you will be required to maintain a fixed charge coverage ratio at the end of each fiscal quarter. If there is a risk that you are near being under this level of availability, please also add to your risk factor disclosure the "certain level" at which you will required to maintain a fixed charge coverage ratio at the end of each fiscal quarter and disclose this ratio so that investors can assess the risk.

30. Please also disclose the events of default other than a change of control or advise.

31. Please add to this section a brief discussion of the January 21, 2010 offering of Senior Discount Notes due 2015.

Business, page 53

32. We note your disclosure and charts for the twelve months ended September 30, 2009. Please revise to include this disclosure for the twelve months ended

December 30, 2008 to coincide with your fiscal year end or advise. Similarly revise the Summary section.

Pursue Value-Accretive Acquisitions, page 58

33. Please clarify if you have any current plans to make acquisitions. If you have no current plans, please make that clear.

Management, page 69

34. Please revise your "Management" and "Executive Compensation" sections to comply with the proxy disclosure enhancement rules as set forth in Securities Act Release No. 33-9089, effective February 28, 2010. Refer to Question 4 of the Compliance and Disclosure Interpretations: Proxy Disclosure Enhancements Transition for additional guidance, available at: http://www.sec.gov/divisions/corpfin/guidance/pdetinterp.htm#q4.

Executive Compensation, page 73

35. Please advise as to why you have included compensation information as to only three named executive officers. Refer to Instruction 2 to Item 402(a)(3) of Regulation S-K.

Annual Bonus, page 74

36. We note your disclosure regarding EVA being used as a performance measure. Please include quantitative disclosure regarding the determination of targets. To the extent you believe that disclosure of targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific target, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target.

Long Term Incentive Bonus, page 74

37. Please disclose whether or not there any criteria were used to determine the amount of the granted performance units.

Grants of Plan-Based Awards, page 77

38. Please advise us why there does not appear to be a valuation associated with the performance units granted in the chart. Refer to Item 402(c)(2)(v) and Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 81

39. We note that on page F-43 you disclose that you purchased and sold corporate bonds of an affiliate of Platinum Equity, LLC for a gain of $6.7 million. Please revise this section to disclose details of this transaction or advise.

Description of Certain Indebtedness, page 87

General

40. We note that in the first paragraph on page 87 you state that you do not guarantee any obligations under the Ryerson Credit Facility, yet in the last paragraph on page 87 you state that this credit facility "is also guaranteed by us." Please reconcile or advise.

Covenants, Representations and Other Matters, page 88

41. Please disclose in greater detail the events of default, cross-defaults and cross-acceleration provisions of the Ryerson Credit Facility so that investors can evaluate the likelihood that these will occur or advise.

Audited Financial Statements

Notes to the Financial Statements

Note 1. Statement of Accounting and Financial Policies

Business Segments, page F-9

42. We note your disclosure that you had six operating segments based on geographic regions as of December 31, 2008, but under the aggregation criteria set forth in ASC 280, you operate in only one reportable operating segment known as metal service centers. Please tell us how you meet the aggregation criteria set forth in FASB ASC 280-10-50-11 and 12 to combine all six of these operating segments into one reportable segment.

Equity Method Investments, page F-9

43. We note your disclosure that equity income is reported in "cost of materials sold" in the statements of operations. Please explain to us why you believe it is appropriate to include this amount in cost of materials sold. While we note that the amount is not material to gross profit, it is material to operating profit for several of the periods presented. Also, in light of your use of the term "equity income" in your disclosure, please confirm to us that any losses in your equity method investments are included in the same line item.

Revenue Recognition, page F-9

44. We note from you disclosure on page 35 of MD&A that net sales includes revenue from product sales, net of returns, allowances, customer discounts and incentives. Please revise your notes to the financial statements to disclose how you account for these allowances, discounts and incentives in accordance with FASB ASC 605-50-45 (EITF 01-09). If the amount of the allowances, discounts and incentives is material, please disclose that amount in the notes to the financial statements.

Note 2. Business Combinations, page F-13

45. We note from your disclosure in Note 2 that during the fourth quarter of 2008 you acquired an additional 40% interest in VSC-Ryerson and your total contribution in 2008 was $18.5 million. Please provide us with details, and revise your notes to disclose how you accounted for this transaction including detail of the fair value of the assets and liabilities recorded at the initial consolidation, and unaudited pro forma results of operations, to the extent the amounts are material. Also, include in your response the nature of the $33.3 million recorded in the statement of stockholders equity for the consolidation of the joint venture (increase to non-controlling interest) and the ($13.8) additional investment in the joint venture (decrease to non-controlling interest).

46. We note that the merger of Rhombus Merger Corporation, a wholly owned subsidiary of Ryerson Holding, with and into Ryerson, resulted in the recognition of goodwill. Please revise to include disclosure of the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. See paragraph 51b of SFAS No. 141. Also please revise to include pro forma earnings per share information for the years ended December 31, 2007 and 2006. See paragraph 54 and 55 of SFAS No. 141.

Note 3. Inventories, page F-15

47. We note your disclosure that inventories as of December 31, 2008 and 2007 consist of $819.5 million and $1,069.7 million, respectively, of in process and finished goods.   In light of the significance of the amount of inventory to total assets on the balance sheet, please revise to separately present the amount of inventory related to in process inventory and the amount of inventory related to finished goods.

Note 5. Long-Term Debt, page F-15

48. We note your disclosure that during 2008 $42.8 million principal amount of the Initial Fixed Rate Notes and $47.1 million principal amounts of the Initial Floating Rate Notes were repurchased and retired, resulting in the recognition of a $18.2 million gain. Please explain to us how you were able to repurchase the notes for a gain. As part of your response please tell us if any of the repurchased notes were purchased from related parties.

Note 18. Condensed Consolidating Financial Statements, page F-36

49. We note your disclosure that the 2014 and 2015 Notes are fully and unconditionally guaranteed on a senior secured basis by each of Ryerson's existing and future domestic subsidiaries that are co-borrowers or guarantee your obligations under the Ryerson Credit Facility. Please confirm and revise your disclosure to state that each of the subsidiary guarantors is 100% owned by Ryerson and that the guarantees are joint and several. See Rule 3-10(f) of Regulation S-X. Also, please revise the notes to the financial statements to include the disclosures required by Rule 3-10(i)(9) and (10) of Regulation S-X with respect to the 2014 Notes and the 2015 Notes, as applicable.

Note 21. Related Parties, page F-43

50. We note your disclosure that in 2008 you purchased and sold $24.2 million of available-for-sale corporate bonds of a then current affiliate of Platinum Equity LLC for a gain of $6.7 million. Please provide us more details about the nature of this transaction and in light of the fact that this transaction was with a related party, please tell us why you believe it was appropriate to recognize a gain on the transaction.

Supplementary Financial Data – Summary by Quarter, page F-45

51. We note your presentation of net sales, gross profit, income (loss) before tax, and net income (loss) by quarter for fiscal 2008 and 2007. Please revise to include earnings per share information for each quarter. See Item 302 of Regulation S-K.

Unaudited Quarterly Financial Statements as of 9/30/09

General

52. Please comply with our comments on the audited financial statements and notes to those financial statements within the unaudited interim financials statements and notes to those financial statements, as applicable.

Balance Sheet, page F-49

53. We note from your disclosure on page 8 that in January 2010 you commenced an offering of Senior Discount Notes that is expected to generate gross proceeds of approximately $200 million, and you expect to use the proceeds from the issuance of the Notes to pay a cash dividend to your stockholders. We further note from the Use of Proceeds section on page 28 that you intend to use the proceeds of the common stock offering to repay in full these Senior Discount Notes (Ryerson Holding Notes). We believe these transactions are in substance, similar to the payment of a distribution to shareholders using the proceeds of the offering. As such, we believe you should revise your filing to include a pro forma balance sheet alongside the most recent historical balance sheet (i.e., September 30, 2009) to reflect this distribution accrual and the related debt obligations but not the offering proceeds. Also, please present pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year's earnings) in addition to historical EPS. See Staff Accounting Bulletin Topic 1.B.3.

Note 7. Income Taxes, page F-57

54. We note your disclosure that you changed your tax accounting method for inventory in the third quarter of 2009 with respect to its 2008 U.S. federal income tax filing. Please tell us the reason for this accounting method change and tell us the nature of any significant effects it will have on the 2009 or future tax provisions.

55. We note your disclosure that after considering both the positive and negative evidence for the second quarter of fiscal year 2009, the Company determined it was more-likely-than-not that it would not realize the full value of a portion of its US deferred tax assets and as a result you established a valuation allowance with a corresponding charge of $74.7 million to the provision for income taxes. Please tell us, and disclose in the notes to the financial statements and MD&A, the reasons for your conclusion that a valuation allowance was needed during 2009. As part of your response and revised disclosure, please explain the nature of any

changes in facts or circumstances from December 31, 2008 through the second quarter of 2009 that resulted in the need for a valuation allowance.

Note 15. Subsequent Events, page F-65

56. We note your disclosure that in the fourth quarter of 2009 you obtained third party appraisals on certain assets held for sale and recorded a $13.2 million impairment charge. Please tell us the nature of these assets and explain to us why you do not believe it was appropriate to record the charge prior to the fourth quarter of 2009. As part of your response, please tell us the nature of all changes in facts and circumstances related to these assets since September 30, 2009 that resulted in the impairment charge during the fourth quarter.

57. We note from your disclosure on page 8 that on September 16, 2009, JT Ryerson entered into a purchase agreement for a carbon and alloy steel service center in Texas. Please revise to disclose this transaction and the expected transaction close date as a subsequent event in the notes to your financial statements. Alternatively, if you do not believe this transaction is material, please explain the basis for this conclusion.

58. We note from your disclosure on page 23 and 24 of the filing that upon completion of this offering Platinum will continue to control all matters submitted for approval by the stockholders through its ownership of more than 50% of the outstanding common stock. Please revise your subsequent event footnote to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

59. We note from your disclosure on page 9 that in connection with this offering, Platinum Advisors and JT Ryerson intend to terminate the Services Agreement, pursuant to which JT Ryerson will pay Platinum Advisors a termination fee. Please revise to disclose the nature and amount of this termination fee as a subsequent event in MD&A and the notes to the financial statements.

Note 16. Participation Plan, page F-65

60. We note your disclosure that as of September 30, 2009, 87.5 million performance units have been granted, of which 21.9 million have vested as of the date hereof. In light of the qualifying events that must occur before participants are entitled to receive compensation for their vested units, please tell us and revise your note to disclose how you will account for these units in the future (i.e. if qualifying events occur). Include as part of your response and revised disclosure how you determine the fair value of the units. Also, please indicate whether the dividend that is expected to be paid in connection with the offering will represent a

"qualifying event" and if so, please tell us and disclose in the notes to the financial statements the amount of expense that will be recognized. Additionally, include any of the applicable disclosures set forth in FASB ASC 718-10-50-2 (paragraph A240 of SFAS No. 123R) in the notes to the Company's financial statements.

Exhibit 23.1 Consent of Ernst & Young

61. Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-1 registration statement.

Other

62. In the event of a delay in the effectiveness of the Form S-1 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Ryerson, Inc. Form 10-K and Form 10-Qs

63. Please address our comments on the financial statements and related disclosures included in the Form S-1 registration statement of Ryerson Holding Corporation in future filings of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q of Ryerson, Inc., where applicable.

Signatures, page II-3

64. Please add the language to indicate that the registration statement has been signed by the following persons in the capacities and on the dates indicated. Refer to Signatures, on Form S-1.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Claire Erlanger at (202) 551-3301 or Linda Crvkel (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3210 with any questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Mr.Christopher Greer, Esq.
       via facsimile (212) 728-9214